December [ ], 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anastasia Kaluzienski
Robert Littlepage
Alexandra Barone
Mitchell Austin

Re:	Firefly Neuroscience, Inc.
Registration Statement on Form S-1
Filed September 27, 2024
File No. 333-282357

Ladies and Gentlemen:

This letter sets forth the responses of Firefly Neuroscience, Inc. (the “Company”) to comments from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated October 24, 2024, regarding the Company’s above referenced Registration Statement on Form S-1 filed on September 27, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing Amendment No. 1 to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 4

1.	Here and throughout your registration statement, clarify that the company’s business model is based on a product that has not yet been launched.

The Company acknowledges the Staff’s comment and has revised the Amendment to clarify that, as of the date of Amendment, the Company’s business model is based on a product that has not yet been launched on pages 4, 36 and 46 of the Amendment.

Private Placement, page 5

2.

We note that on page 5 and elsewhere throughout the filing you describe the private placement that closed on August 12, 2024. Please tell us how you calculated approximately $3.5 million in aggregate gross proceeds from this private placement. Revise the private placement disclosures throughout the filing accordingly to ensure accuracy and consistency.

The Company acknowledges the Staff’s comment and notes that the aggregate gross proceeds of approximately $3.5 million were based on the issuance and sale of (i) 7,918,552.03 shares of common stock and/or pre-funded warrants to purchase shares of common stock and (ii) accompanying warrants to purchase up to 7,918,552.03 shares of common stock, in each case, prior to adjustment for the exchange ratio of 0.1040, at a purchase price of $0.442 per share and accompanying warrant or $0.4419 per pre-funded warrant and accompanying warrant, in each case prior to adjustment for the exchange ratio. The Company has clarified the private placement disclosures on pages 5, 37, 95 and 119 of the Amendment.

Risk Factors, page 8

3. We note that Article X of the Certificate of Incorporation (Exhibit 3.1) includes exclusive forum provisions. Please revise to add risk factor disclosure related to these provisions, including risks related to increased costs for investors to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In an appropriate place in your filing, please include disclosure clearly describing the provision, including the relevant forum for litigation, any subject matter jurisdiction carve out, and questions of enforceability.

The Company acknowledges the Staff’s comment and has added a risk factor addressing the exclusive forum provisions under the heading “Our Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees” on page 32 of the Amendment. Additionally, the Company has included disclosure describing the provision, including the relevant forum for litigation, any subject matter jurisdiction carve out, and questions of enforceability on page 90 of the Amendment under the section entitled “Forum Selection.”

We may be unable to compete successfully with competitive technologies..., page 13

4. You disclose that the company’s continued success depends on its ability to successfully launch its commercialization program to target clinicians. Please expand your disclosure to discuss your target customer base and specifically “target clinicians." Discuss whether the company intends to focus its commercialization program in the United States or Europe.

The Company acknowledges the Staff’s comment and has expanded its disclosure to discuss the target customer base and the geographic scope of the initial commercialization program. Specifically, the Company clarified that the “target clinicians” are neurologists located in the United States on pages 12, 13 and 54 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

5. We note that you indicate that your BNA Platform is FDA approved and you are in a position to undertake a commercial launch of the platform. Please enhance your disclosure by discussing the anticipated timing for commercial launch, your planned activities and the estimated costs necessary to achieve commercialization, and your anticipated sources of revenue upon commercialization. In addition, revise throughout to clearly differentiate between products that have been developed and are available in the market and those that are still in the development stage and are not yet available.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4, 36 and 46 of the Amendment to clarify (i) that it currently anticipates undertaking a commercial launch of the BNA Platform in the first half of 2025, (ii) that it does not expect that additional development costs are necessary to achieve commercialization, and (iii) that anticipated sources of revenue upon commercialization are the use of the BNA Platform by neurologists in the United States and via collaborations with pharmaceutical companies in support of neuroscience drug development.

6. Please expand your disclosure in this section to include a discussion about the company’s anticipated sources of revenue and how it expects to generate such revenue.

The Company acknowledges the Staff’s comment and has expanded its disclosure on page 37 of the Amendment to clarify that revenue consists of BNA testing, equipment rental and the undertaking of projects and clinical studies and that the Company anticipates generating revenue in the future through the use of the BNA Platform by neurologists in the United States and through collaborations with pharmaceutical companies in support of neuroscience drug development.

Business, page 46

7. We note your disclosure that Firefly is an “artificial intelligence company” and that the BNA Platform is “Artificial Intelligence driven.” Please revise to explain how your product uses artificial intelligence and machine learning.

The Company acknowledges the Staff’s comment and has revised its disclosure to explain that the BNA Platform is a software as a medical solution that was developed using artificial intelligence through unsupervised machine learning (via clustering analysis) on pages 4, 36 and 46 of the Amendment.

Market Opportunity, page 53

8. Please expand your disclosure here to clarify the market opportunity for the BNA Platform and Firefly’s future products. Explain how this is calculated, including any assumptions or limitations.

The Company acknowledges the Staff’s comment and has expanded its disclosure on page 53 of the Amendment to clarify the market opportunity for the BNA Platform and the Company’s future products, including a description of calculations, assumptions and/or limitations.

Executive Compensation, page 70

9. Please explain why Paul Krzywicki is not included in the Executive Compensation discussion. In this regard, we note that he joined the company in November 2023. Refer to Item 402 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Krzywicki was employed by the Company as a consultant pursuant to that certain consulting agreement by and between the Company and Mr. Krzywicki, effective as of November 13, 2024, and subsequently appointed as the Company’s Chief Financial Officer on March 7, 2024. Accordingly, Mr. Krzywicki was not acting as the Company’s Principal Financial Officer in any capacity during the year ended December 31, 2023, and therefore was not included in the Executive Compensation discussion for the year then ended. The Company has added the appropriate summary compensation and narrative disclosure for its former Chief Financial Officer, Stephen Purcell, on pages 70 and 7 of the Amendment.

Beneficial Ownership of Securities, page 91

10. Please revise the footnotes to the table to identify the individuals who exercise voting and investment power over the securities owned by Windsor Private Capital LP and Roxy Capital Corporation.

The Company acknowledges the Staff’s comment and has revised Footnotes 1 and 2 to the beneficial ownership table to identify the individuals that exercise voting and investment power over the securities owned by Windsor Private Capital LP and Roxy Capital Corporation on page 91 of the Amendment.

Plan of Distribution, page 102

11. We note your disclosure that the selling securityholders may sell their securities “to or through underwriters or broker-dealers” and that "[a]t the time a particular offer of Securities is made, if required, a prospectus supplement will be distributed that will set forth the number of Securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public." Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms its understanding that the retention by a selling stockholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment.

Pro Forma Financial Information, page 105

12. Please provide an introduction to the pro forma financial statements, prepared pursuant to the guidance in Rule 11-02(a)(2) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the Amendment to provide an introduction to the pro forma financial statements on page 105 of the Amendment.

13. Please provide updated pro forma financial statements, pursuant to Rule 11-02(c) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the Amendment beginning on page 105.

The Company respectfully notes that per Regulation S-X, Article 11 Pro Forma Financial Information Rule 11-02(c)(1) “A pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Regulation S-X Rule 3-01 must be filed unless the transaction is already reflected in such balance sheet,” and per Rule 11-02(c)(2)(i) “Pro forma condensed statements of comprehensive income must be filed for only the most recent fiscal year, except as noted in paragraph (c)(2)(ii) of this section, and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. A pro forma condensed statement of comprehensive income may be filed for the corresponding interim period of the preceding fiscal year. A pro forma condensed statement of comprehensive income must not be filed when the historical statement of comprehensive income reflects the transaction for the entire period.”

The Company advises the Staff that it filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”), on November 14, 2024. On August 12, 2024, the transaction with WaveDancer, Inc. (“WaveDancer”) and Firefly Neuroscience 2023, Inc. was consummated (the “Merger”). The consolidated balance sheets as of September 30, 2024, included in the Amendment reflect the Merger. Based on the aforementioned guidance, the Company has not included a revised pro forma condensed combined balance sheet in the Amendment, as the Merger is already reflected in the consolidated balance sheet within the Form 10-Q. A pro forma statement of comprehensive income (loss) for the nine months ended September 30, 2024, has also not been included in the Amendment. The statement of comprehensive income (loss) filed in the Form 10-Q reflects the Merger. Given that WaveDancer has wound down its corporate operations and sold its operating business, Tellenger Inc., the statement of comprehensive income filed in the Form 10-Q is equivalent to what it would have been if the Merger had occurred on January 1, 2023. The Form 10-Q is equivalent to the reflection of the Merger for the entire period from both the balance sheet perspective and the perspective of the statement of comprehensive income (loss).

14. Revise the presentation of the columns in your pro forma financial statements so that the Tellenger Sale Transaction adjustments and the Wind-down of WaveDancer Corporate adjustments are presented immediately after the historic WaveDancer information, followed by a subtotal column to reflect WaveDancer on a pro forma basis. This should be followed by the historic Firefly Neuroscience financial information, the adjustments to give pro forma effect to the merger, and the pro forma combined financial statements.

The Company acknowledges the Staff’s comment and has revised the Amendment to update the presentation of pro forma financial statements beginning on page 105.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 106

15. The historical income statements used in the pro forma financial information should only be presented through income from continuing operations pursuant to Rule 11-02(b)(1) of Regulation S-X. Please revise accordingly.

The Company acknowledges the Staff’s comment and has revised the Amendment pro forma financial information to present only through income from continuing operations.

16. Provide pro forma earnings (loss) per share data for the year-end and interim period, giving effect to the number of shares to be issued in the merger with WaveDancer after the effects of the 1-for-3 reverse stock split. This should be accompanied by a detailed footnote explaining the calculation, including the pro forma number of outstanding shares calculated based upon the exchange ratio.

The Company acknowledges the Staff’s comment and has revised the Amendment pro forma earnings (loss) per share data to give effect to the number of shares issued in the Merger after giving effect to the 1-for-3 reverse stock split.

Notes To The Unaudited Pro Forma Condensed Combined Financial Information, page 108

17. We note on page 108 “for the purposes of the unaudited pro forma condensed combined financial information, the exchange ratio is assumed to be 0.42.” Please explain to us why you did not assume an exchange ratio of 0.1040, consistent with the disclosure under Subsequent Events on page F-14.

The Company acknowledges the Staff’s comment and has revised the Amendment on page 107, to update the exchange ratio to 0.1040.

18. Please tell us if Merger Adjustment (k) to the unaudited Pro Forma Condenses Combined Balance Sheet as of March 31, 2024 represents the gross proceeds from the private placement that closed on August 12, 2024. If so, please revise Note 3(k) accordingly.

Please refer to the Company’s response to Question 13. The Company respectfully advises the Staff that the Amendment was revised to remove the unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024 and accompanying Note 3(k). The August 12, 2024, private placement is included within the shareholder's equity in the Company’s September 30, 2024, consolidated balance sheet as disclosed in Note 10(a) in the Company’s Form 10-Q.

19. With a view towards expanded disclosure in Note 3(l), please explain to us the purpose of issuing the common shares, the nature of the consulting services to be received, and why it is considered directly related to the transaction. Also, explain why you will immediately record an impairment of $105,188.

Please refer to the Company’s response to Question 13. The Company respectfully advises the Staff that the Amendment was revised to remove the unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024 and accompanying Note 3(6).

20. We note in Notes 3(l), (m), (n), (t), and (u) the company will be issuing shares in exchange for future services. Tell us your basis in Article 11 of Regulation S-X for giving pro forma effect to the prepayment of future services. Also, explain to us your consideration of disclosing these arrangements as Management's Adjustments in accordance with Rule 11-02(a)(7) of Regulation S-X.

Please refer to the Company’s response to Question 13. The Company respectfully advises the Staff that the Amendment was revised to remove the unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024 and accompanying Notes 3(l), (m), (n), (t), and (u). These issuances are included within prepaid asset within the Company’s September 30, 2024, consolidated balance sheet as disclosed in Note 5 in the Company’s Form 10-Q.

21. We note in Note 3(r) you refer to two officers of Firefly while in Note 3(s) you refer to two officers of the company. Clarify if these are the same two officers and, if applicable, please be consistent in how you refer to the company.

Please refer to the Company’s response to Question 13. The Company respectfully advises the Staff that the Amendment was revised to remove the unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024 and accompanying Note 3(r). In the previously presented pro forma financial statements initially filed with the Registration Statement, these were the same two officers being referred to.

22. It is unclear how adjustment 5(g) is related to the merger transaction. Please remove or revise and advise us.

The Company acknowledges the Staff’s comment and has revised the Amendment to remove adjustment 5(g) from the unaudited pro forma condensed combined financial information.

General

23. On the cover page of your registration statement, we note you have checked that you qualify as a smaller reporting company. Please revise the filing to discuss that the company is a smaller reporting company and include a risk factor that discusses the reduced disclosure requirements applicable to smaller reporting companies.

The Company acknowledges the Staff’s comment and has revised the Amendment to include disclosures on the Company’s status as a smaller reporting company under the heading “Implications of Being a Smaller Reporting Company” on page 6 of the Amendment. Additionally, the Company has included a risk factor under the heading “We currently take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in our Common Stock being less attractive to investors” on page 31 of the Amendment discussing the reduced disclosure requirements applicable to smaller reporting companies.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Rick A. Werner at (212) 659-4974 and Alla Digilova at (212) 659-4993 of Haynes and Boone, LLP.

Very truly yours,

/s/ Jon Olsen
Jon Olsen

Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP Alla Digilova, Esq., Haynes and Boone, LLP